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August 29, 2025
VIA EDGAR
Mr. David Gessert, Esq.
Ms. Sandra Hunter Berkheimer, Esq.
Office of Crypto Assets
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:    VanEck Solana Trust
Amendment No. 2 to Registration Statement on Form S-1
Response dated July 31, 2025
File No. 333-280517
Responses to Staff comments made by letter dated August 15, 2025
Dear Mr. Gessert and Ms. Berkheimer:
On behalf of our client, VanEck Solana Trust (the “Trust”), set forth below are the Trust’s responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 15, 2025 (the “Comment Letter”) in connection with the Trust’s Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”), which was filed with the Commission on July 31, 2025. Concurrently with the filing of this response letter, the Trust is filing Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”). Where noted in the responses below, the Amended Registration Statement has been updated in response to the Staff’s comments.
The Trust’s responses are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly. All page references in the responses below are to the pages of the Amended Registration Statement, unless otherwise specified. Defined terms used herein but not otherwise defined have the meanings ascribed to them in the Amended Registration Statement.
Amendment No. 2 to Registration Statement on Form S-1
General
1.We note your response to comment 3 where you state that the Trust currently intends to stake 85% of the Trust's SOL, although this amount is subject to change pursuant to the policies and procedures in the Staking Policy. Please tell us, with a view towards revised

Mr. David Gessert, Esq.
Ms. Sandra Hunter Berkheimer, Esq.
United States Securities and Exchange Commission
August 29, 2025

disclosure, whether a current percentage of the Trust's SOL being staked will be made publicly available to investors on a regular basis, including on your website or otherwise.
In response to the Staff’s comment, the Trust has revised the disclosure on pages 2 and 101 of the Prospectus to clarify that the current percentage of the Trust's SOL being staked will be made publicly available to investors on the Trust's website.
2.We note your disclosure regarding the Sponsor's Staking Policy. Please revise to provide a complete description of your liquidity risk policies and procedures. To the extent such policies and procedures are intended to be consistent with the exchange's proposed generic listing standards, please revise accordingly.
In response to the Staff’s comment, the Trust has revised the disclosure on pages 2 and 3 of the Prospectus to provide a complete description of the Trust's liquidity risk policies and procedures.
3.We note your disclosure on page 124 that the Trust will pay the Staking Services Provider 15% of staking rewards and your disclosure on page 2 that "[v]alidators will receive a share of staking rewards as compensation, paid from the Trust's staking proceeds by the SOL Custodian." Please revise to quantify the portion of the staking rewards that validators will receive as compensation and the portion the Sponsor and Trust will each receive, and to clarify, if true, that all of the rewards received by the Trust will be re-staked.
In response to the Staff’s comment, the Trust has revised the disclosure on pages 2 and 101 of the Prospectus to clarify that neither the Sponsor nor any of its affiliates will receive any compensation from the staked assets of the Trust, and to clarify that generally all of the rewards received by the Trust will be re-staked, subject to the target staking percentage. The Trust respectfully refrains from disclosing the portion of the staking rewards that the Staking Services Provider will receive as compensation and the portion the Trust will receive given the commercial sensitivities and current state of negotiations with the counterparty.

4.We note your response to comment 4 and we reissue in part. We note your disclosure that the Sponsor may "utilize alternative means to engage in Staking Activities." Please revise to disclose the "alternative means that may be utilized for staking activities" to which you are referring in addition to liquid staking tokens.
In response to the Staff’s comment, the Trust has revised the disclosure on the inside cover page and pages 1 and 6 of the Prospectus to disclose that LSTs are the sole alternative means that may be utilized for staking activities.

Mr. David Gessert, Esq.
Ms. Sandra Hunter Berkheimer, Esq.
United States Securities and Exchange Commission
August 29, 2025

Prospectus Summary
The Trust's Service Providers
The Staking Services Provider, page 9

5.We note your disclosure that the Staking Services Provider will regularly credit staking rewards on a recurring basis established by the Staking Services Provider. Please revise to provide greater specificity with respect to the frequency with which the Staking Services Provider will credit staking rewards.
In response to the Staff’s comment, the Trust has revised the disclosure on pages 9 and 125 of the Prospectus to provide greater specificity with respect to the frequency with which the Staking Services Provider will credit staking rewards.
6.We note your disclosure that the Sponsor plans to engage one or more third party Staking Services Providers. To the extent the Trust engages additional Staking Services Providers, please revise to discuss the factors that will be used to determine how much SOL to allocate among multiple Staking Services Providers.
In response to the Staff’s comment, the Trust has revised the disclosure on the inside cover page and page 1 of the Prospectus to discuss the factors that will be used to determine how much SOL to allocate among multiple Staking Services Providers.
Risk Associated with Investing in the Trust
The Trust Is An "Emerging Growth Company" And It Cannot Be Certain..., page 56

7.You state on page 56 that the Trust has chosen to "opt out" of the extended transition period made available to emerging growth companies to comply with newly adopted public company accounting requirements. If this is true, please mark the box on the cover to indicate this fact.
In response to the Staff’s comment, the Trust has revised the cover page of the Prospectus accordingly.
United States Federal Income Tax Consequences
Taxation of the Trust, page 168

8.Please revise this section to address the tax consequences of the Trust's staking program.
In response to the Staff's comment, the Trust has revised the disclosure on page 170 of the Prospectus to address the tax consequences of the Trust's staking program.

Mr. David Gessert, Esq.
Ms. Sandra Hunter Berkheimer, Esq.
United States Securities and Exchange Commission
August 29, 2025

Should the Staff have any additional questions or comments regarding any of the foregoing, please do not hesitate to call me at (212) 878-3180 or Jason D. Myers at (212) 878-8324.

Very truly yours,

/s/ Clifford R. Cone

Clifford R. Cone
cc:    Jan F. van Eck, VanEck Digital Assets, LLC
Jonathan R. Simon, VanEck Digital Assets, LLC
Matthew A. Babinsky, VanEck Digital Assets, LLC
Jason D. Myers, Clifford Chance US LLP
Jesse Overall, Clifford Chance US LLP
Tae Ho Cho, Clifford Chance US LLP